

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 4, 2011

Via E-mail
Xiaohong Yao
President and Chief Financial Officer
China Xingbang Industry Group Inc.
7/F West Tower, Star International Mansion
No. 6-20 Jinsui Rd.
Tianhe District, Guangzhou
Guangdong Province, P.R.C.

> **Re: China Xingbang Industry Group Inc.**
> **Amendment No. 1 to Registration Statement on Form 10**
> **Filed July 19, 2011**
> **File No. 000-54429**

Dear Mr. Yao:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

General

1.   We note your revised disclosure on page 6 related to the operation of your ju51 mall. It is unclear what role the flagship stores will play in your online mall. Please explain the purpose for showcasing the manufacturer's products (and prices) in the "flagship stores" when it appears that the same products will also be showcased in the exclusive stores and direct sale stores, and customers will place their orders in the exclusive stores and direct sale stores (and, seemingly, not with the flagship stores).

2.   The role of the channel service providers remains somewhat unclear. We note that the providers must pay a fee to you, but it is unclear how they are paid for their services. In addition, please explain how online customers ultimately receive their purchases. We note that the channel service providers deliver products from the manufacturer to the exclusive and direct sale stores. However, we also note that the channel service providers handle installation, exchanges, and returns. Please clarify whether the channel service providers are responsible for delivering the products to customers, or whether customers must pick up their products from the "brick and mortar" stores.

Results of Operations – Three Months Ended March 31, 2011 Compared..., page 48

3.   Please expand your discussion of changes in revenues to address the reasons for the decrease in advertising revenues, and discuss the expected impact on future periods.

Liquidity and Capital Resources, page 53

4.   We note your revised disclosure about the change in deferred revenue for the three months ended March 31, 2011. You state that because of Chinese government policy changes beginning in January 2010, the demand for home furnishings began to decrease in the fourth quarter of 2010, and significantly impacted deferred revenue in the first quarter of 2011. Please provide expanded disclosure of these policy changes and their impact on your business within the Overview and Strategy section of your MD&A. Additionally, you state that the Chinese government policy changes are meant to incentive customers to purchase homes and spend on home furnishings. Please clarify why you believe these policy changes implemented to increase spending on housing and home furnishings are a primary driver for the decrease in demand for home furnishings, and the impact on your deferred revenue.

5.   We note your revised disclosure in response to comment 17 of our letter dated July 1, 2011. Please explain how you will determine whether something constitutes a "reasonable business purpose."

Director Compensation, page 64

6.   Please briefly explain why Mr. Levinson is the only director who will receive compensation for his services.

Combined Financial Statements as of December 31, 2010 and 2009, page F-12

2. Group Restructuring, page F-22

7.   We have reviewed your response to our prior comment 22, and your revised disclosure, and note that the option agreement and operating agreement are both effective for the maximum period of time permitted by Chinese law. Please revise your footnote to specifically quantify this period of time.

Item 16. Exhibits and Financial Statement Schedules

(b) Exhibits, page 101

8.   We note that you have filed redacted version of your agency agreement with Shopping Guide Press in response to comment 24 of our letter dated July 1, 2011. Please note that the Commission has established procedures whereby you may request that portions of the documents you file with the Commission may be accorded confidential treatment pursuant to Exchange Act Rule 24b-2. To this end, please submit a formal confidential treatment request for this agreement. Comments regarding your confidential treatment request will be sent under separate cover. Please be advised that we must resolve all issues concerning the confidential treatment request prior to the effectiveness of your registration statement. In the alternative, please file the unredacted version this agreement with your next amendment.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

   •   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

   •   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

   •   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Eric McPhee, Staff Accountant, at (202) 551-3693 or Daniel Gordon, Accounting Branch Chief, at (202) 551-3486 if you have questions regarding comments on the financial statements and related matters. Please contact Jerard Gibson, Attorney-Advisor, at (202) 551-3473 or Angela McHale, Attorney Advisor, at (202) 551-3402 with any other questions.

Sincerely,

/s/ Tom Kluck

Tom Kluck
Legal Branch Chief

cc: Barry I. Grossman
        Ellenoff Grossman & Schole LLP